Exhibit 99.1

[GRAPHIC OMITTED]    CERAGON
[GRAPHIC OMITTED]    NETWORKS



FOR IMMEDIATE RELEASE


              CERAGON NETWORKS(TM)SIGNS MULTI-YEAR FRAME AGREEMENT
                       WITH LEADING CELLULAR OPERATOR IN
                                    DENMARK

         COMPANY GAINS SECOND LONG-TERM AGREEMENT FOR CELLULAR BACKHAUL


         TEL AVIV, ISRAEL, MARCH 25, 2002- Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high-capacity broadband wireless systems, today announced that it has signed a multi-year contract with a leading cellular operator in Denmark. Commercial deployments of Ceragon's FibeAir(TM) systems have already commenced, providing STM-1 connectivity between cellular base stations and the core network infrastructure.

         Ceragon was selected as the sole supplier of high-capacity wireless backhaul for SONOFON's national cellular network in Denmark. SONOFON is the second largest telecommunications service provider in Denmark with over one million cellular subscribers. With masts and antennas throughout the country, SONOFON provides cellular geographic coverage for 97% of Denmark.

         Today's cellular networks are rapidly evolving due to increasing numbers of subscribers, the subsequent need for additional cell sites, and the growth of data rich applications. Next generation data services, such as GPRS, drive a need for higher bit rates in the transmission network, especially where traffic is aggregated. As a result, more cellular operators are migrating to high-capacity wireless SONET/SDH networks to gain more advanced data management capabilities and the added benefit of a self-healing ring topology.

         "This agreement marks our third major cellular win in Scandinavia," said Shraga Katz, president and CEO, Ceragon Networks Ltd. "With major cellular deployments in Europe, Asia and the Americas, we are successfully executing on our strategy to penetrate the global cellular market."

         This multi-year contract follows Ceragon's announcement on March 6, 2002, that it signed a multi-year agreement with Svenska UMTS Nat AB to provide cellular backhaul connectivity in Sweden. Among other reasons, Ceragon credits it recent successes in the cellular

                                     (MORE)

CERAGON SIGNS MULTI-YEAR AGREEMENT-2

market to the FibeAir product family's modular design. The ability to deploy intelligent networking capabilities over multiple capacities, frequencies, protocols and modulation schemes is engineered into every FibeAir system. This provides cellular operators with a broad range of functionality for a better return on their network investment.

ABOUT CERAGON NETWORKS LTD.

Ceragon Networks Ltd. (NASDAQ: CRNT), a pacesetter in broadband wireless networking systems, enables the rapid and cost-effective deployment of high-capacity network connectivity. Ceragon's FibeAir(TM) product family was uniquely designed for cellular operators, enterprises and communications service providers to progressively build networks to meet the growing demand for value-added broadband services. The modular FibeAir system operates across multiple frequencies from 7 to 38 GHz and supports integrated high-capacity services over IP, SONET/SDH and ATM networks. Ceragon's equipment complies with North American and international standards and is installed with over 100 customers in more than 35 countries. Ceragon was the first fixed wireless technology provider to break the 155 Mbps capacity barrier in high-frequency bands and the first to commercially deploy a wireless 311 Mbps system. Recently, Ceragon announced another industry first - a high capacity fixed wireless system with built-in SONET/SDH add-drop multiplexer (ADM). More information is available at www.ceragon.com.

Ceragon Networks(TM), Ceragon(TM), FibeAir(TM), ConfigAir(TM), CeraView(TM), CeraMon(TM), EtherAir(TM), QuickAir(TM), QuickAir Partner Program(TM), QuickAir Partner Certification Program(TM), QuickAir Partner Zone(TM), EncryptAir(TM) and Microwave Fiber(TM) are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon's future prospects that are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include:
Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon's products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:         Linda Pitt
                  GAJ Services Inc.
                  859-291-1005
                  lpitt@gajservices.com

                  Laura Yatim
                  Ceragon Networks Ltd.
                  972-3-765-7560
                  laura@ceragon.com
                                       ###